Exhibit (a)(1)(D)

December 3, 2007

To Our Stockholders:

Integrated Silicon Solution, Inc. (“ISSI”) is offering to purchase up to 10,000,000 shares of its common stock, par value $.0001 per share, or such lesser number of shares as are properly tendered, at a price of $7.00 per share, net to the seller in cash, without interest. Our common stock was trading at $6.10 per share as of the close of the market on November 28, 2007, the last full trading day before we announced the offer. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the offer.

Since Bryant Riley joined our board of directors in September 2006, he has been a strong advocate of share repurchase programs as a way to create stockholder value and utilize our significant cash balances. During this time, we have repurchased shares in the open market under Rule 10b-18 and pursuant to our offer to purchase for cash up to $30 million in shares of our common stock at a price not greater than $6.30 nor less than $5.70 per share, as described in the Tender Offer Statement on Schedule TO filed by us with the Securities and Exchange Commission on August 15, 2007, as amended and supplemented (the “Prior Offer”). Mr. Riley and Riley Investment Management, LLC, Riley Investment Partners Master Fund, L.P., B. Riley & Co. Retirement Trust and B. Riley & Co., LLC (together, the “Riley Parties”) collectively held approximately 4,726,177 shares, or 12.9% of our outstanding shares as of November 29, 2007. Neither Mr. Riley nor any of the Riley Parties sold any shares in the Prior Offer. In October 2007, we began discussing with Mr. Riley an additional tender offer in which Mr. Riley and other stockholders of ISSI would have the opportunity to sell a significant portion of their holdings and whereby Mr. Riley and Melvin Keating would resign from our board of directors upon completion of the tender offer. Our board, management and Mr. Riley have held various discussions regarding the size, terms and structure of the tender offer, and we received a presentation by Jefferies & Company, Inc. regarding the structure of the tender offer and the potential economic benefits and risks to ISSI of such a transaction. As a result of these discussions, our board approved the offer on the terms set forth herein at a meeting on November 27, 2008.

In connection with the Prior Offer, our board of directors spent a great deal of time analyzing our business, our business sector and the opportunities and challenges ahead and has further done so in connection with the offer. As with the Prior Offer, our board of directors has determined that the offer properly creates the right balance between doing what is right for our business and delivering liquidity to our stockholders. Our board of directors believes that using a substantial portion of our existing cash reserves to fund the offer is a prudent use of our financial resources and an efficient means of acquiring a substantial portion of the shares held by our stockholders and providing liquidity to such stockholders. At the same time, we believe that the purchase of shares pursuant to the offer should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy and to take advantage of new opportunities as they arise.

Any stockholder whose shares are properly tendered directly to the Depositary and are purchased pursuant to the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer. If you tender your shares directly to Mellon Investor Services, the Depositary for the offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. We believe the offer will provide our stockholders with the opportunity to tender a portion or possibly all of their shares and, thereby, receive a return of capital if they so elect, without, we believe, any disruption to the share price or the usual transaction costs associated with market sales. The offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in ISSI.

The Riley Parties have advised us that they intend to tender an unspecified number of shares held by them pursuant to the offer. Bryant Riley, an affiliate of the other Riley Parties, is a member of our board of directors and its nominating committee and compensation committee. Melvin Keating has also indicated that he intends to tender an unspecified number of shares held by him pursuant to the Offer. Mr. Keating is a member of our board of directors and its audit committee. Our remaining directors and executive officers have advised us that they do not intend to tender any of their shares pursuant to the offer. Neither we, our board of directors, the Dealer Manager, the Information Agent nor the Depositary of the offer is making any recommendation to you as to whether to tender or refrain from tendering shares pursuant to the offer. You must make your own decision as to whether to tender you shares and, if so, how many shares to tender. You should discuss whether to tender you shares with your broker, if any, or other financial advisor.

The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

The offer will expire at 5:00 p.m., New York City time, on January 3, 2008, unless we extend the offer. Questions and requests for assistance may be directed to ISSI, Georgeson Inc., our Information Agent for the offer, or Jefferies & Company, Inc., our Dealer Manager, at the respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from ISSI or the Information Agent at their respective telephone numbers and addresses on the back cover of the Offer to Purchase.

If you do not wish to participate in the offer, you do not need to take any action.

Very truly yours,

/s/ JIMMY S. M. LEE
Jimmy S. M. Lee
Chairman and Chief Executive Officer

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